
Mail Stop 4720

June 22, 2016

Amit Muni
Chief Financial Officer
WisdomTree Investments, Inc.
245 Park Avenue, 35th Floor
New York, New York 10167

> **Re:** **WisdomTree Investments, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2016**
> **Filed May 9, 2016**
> **File No. 001-10932**

Dear Mr. Muni:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 20

1. You disclose a non-GAAP performance measure that appears to exclude normal, recurring, cash operating expenses necessary to operate your business. We note similar disclosure in your earnings release for the quarter ended March 31, 2016 furnished as Exhibit 99.1 to your Form 8-K filed on April 29, 2016. This presentation appears to be inconsistent with the updated Compliance and Disclosure Interpretations (CDI) issued on

May 17, 2016, including Question 100.01 of the CDI. Please review this guidance when preparing your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services